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                              January 24, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
27, 2021
                                                            CIK No. 0001885493

       Dear Mr. Britt:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 27, 2021

       Our Company , page 1

   1. Disclosure at page 3 describes certain increases in revenues, gross profit, gross margin and net income for 2020.
Please revise to clarify the measurement period.
       Risk Factors
       Risks Relating to This Offering and Ownership of Our Class A Common Stock, page 25

   2. Please revise to include a separate risk factor to describe the matters which require approval of the Class B
Directors as set forth in Section 2.3 of your amended and restated
                                                        certificate of
incorporation.
 Kevin Britt
FirstName  LastNameKevin  Britt
Elate Group, Inc.
Comapany
January 24,NameElate
            2022      Group, Inc.
January
Page  2 24, 2022 Page 2
FirstName LastName
Use of Proceeds, page 33

3. We note your disclosure that you "intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of, the storage facility segment, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures." Please expand your disclosure to include the approximate amounts of proceeds to be allocated for each purpose disclosed in your prospectus. Please refer to Item 504 of Regulation S-K. We further note that you disclose at page 8 that "over the next few years, [you] plan to increase [y]our current 13-
         truck fleet by another 13-15 trucks" and "establish two to three self-storage facilities composed of 1,000-1,500 units each."
Certain Relationships and Related Transactions, page 67

4. We note that no transactions are included in this section. We also note that you disclose loans received from the Company's officers and that the Company acquired its sole current property interests from Kevin Britt and Julia Britt, the
Company   s initial
         shareholders, in exchange for 1,000,000 shares of Elate Group   s
common stock. Please
         revise your disclosures here to include these transactions and any other related party transactions pursuant to Item 404(d) of Regulation S-K.
Forum Selection, page 74

5. We note the disclosure here that the forum selection provision in your amended and restated certificate of incorporation identifies a state court located within the State of
         Delaware as the exclusive forum for certain litigation, including any derivative
         action.    We also note that your amended and restated certificate of incorporation, filed as
         Exhibit 3.3, identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the
         District of Delaware) as the exclusive forum for certain litigation,
including    derivative
         action." We further note that your bylaws do not provide for federal jurisdiction. Please disclose in the prospectus and governing documents whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act. Please also include a separate risk factor to disclose the
 Kevin Britt
FirstName  LastNameKevin  Britt
Elate Group, Inc.
Comapany
January 24,NameElate
            2022      Group, Inc.
January
Page  3 24, 2022 Page 3
FirstName LastName
         exclusive forum provisions in your governing documents and the attendant risks.
Financial Statements
General, page F-1

6. We note your disclosure on page 40 that you rely upon adjusted income from operations to evaluate your business performance and facilitate long-term strategic planning. We also note your disclosure on page 54 that the moving/relocation market is distinct from the storage market. Please tell us what consideration was given to the guidance in ASC
         280-10-50 regarding identifying and aggregating your operating segments.
Note 1 Organization and Description of Business , page F-7

7. We note the registration statement does not include financial statements of Elate Group,
         Inc We presume you have concluded these financial statements may be omitted as it was recently organized, had no or nominal assets and liabilities and had not commenced operations prior to the exchange that occurred in October 2021 which resulted in Elate
         Moving LLC becoming a wholly owned subsidiary. If true, please include a statement to indicate this was the case.
Note 7 - Subsequent Events, page F-11

8.       We note Elate Moving LLC became a wholly owned subsidiary of Elate
Group, Inc.
         through the exchange of 100% of the outstanding membership units of Elate Moving
         LLC, by its members for 1,000,000 shares of common stock of Elate Group Inc. (the
            Exchange   ). As the Exchange resulted in a change in tax status,
pro forma income taxes
         and earnings per share information should be presented to reflect the conversion to a taxable entity. Refer to Staff Accounting Bulletin Topic 1B.2.
9. We note each share of Class A common stock outstanding subsequent to the Exchange was automatically reclassified and changed into five shares of Class A common stock and two shares of Class B common stock upon effectiveness of the amended and restated
         certificate of incorporation. Please include pro forma financial information related to this change in capitalization to include a pro forma balance sheet and earnings per share information.
General

10. We note that you intend to enter into employment agreements with executive officers who are a member of the Britt Family. Once available, please describe the terms of such agreements and file them as exhibits to your registration statement. See Item 601 of
         Regulation S-K.
11. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
 Kevin Britt
Elate Group, Inc.
January 24, 2022
Page 4
      retain copies of the communications.
        You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at (202)
551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Britt
                                                           Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                           Office of Energy &
Transportation
January 24, 2022 Page 4
cc:       Peter Hogan, Esq.
FirstName LastName